UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 1-12068
                                CUSIP NUMBER: N/A

(Check One): /X/ Form 10-K  / / Form 10-Q  / / Form N-SAR  / / Form N-CSR
                            / / Form 20-F  / / Form 11-K

For Period Ended: December 28, 2003

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

     Metaldyne Corporation
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Full Name of Registrant

     MascoTech, Inc.
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Former Name if Applicable

     47659 Halyard Drive
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Address of Principal Executive Office (Street and Number)

     Plymouth, Michigan 48170-2429
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City, State and Zip Code


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                                                                     Page 2 of 4


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSAR or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)   The accountant's statement or other exhibit required by
           Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Metaldyne Corporation (the "Company") is unable to file its Form 10-K with financial statements at this time and its independent auditors, KPMG LLP, are unable to complete their audit of the Company's 2003 financial statements due to an independent inquiry into certain matters at the Company's Sintered division described below. A plant controller at the Sintered division's St. Mary's, Pennsylvania facility notified the Company's outside auditors that he was unable to reconcile certian of the plant's general ledger accounts and to find appropriate documentation for certain entries and indicated that he had concerns regarding the division controller. As a result, the Company authorized Marshall Cohen, an independent director, with the assistance of an independent counsel, Sidley Austin Brown & Wood LLP, and Deloitte & Touche's forensic accounting group, to look into accounting procedures and financial accounting at that plant and the rest of the Sintered division's facilities. The Company's management is fully cooperating with the inquiry. The Sintered division is a part of the Company's Engine segment and, based on previously previously published financial information, represents approximately 10% of the Company's net sales. Through the inquiry, the Company became aware of errors with respect to the recording of certain entries which it has been attempting to analyze. Recently, while the Company was performing these analyses, the Sintered division controller made the following allegations concerning actions in which he admittedly participated. He alleges that, following the November 2000 acquisition of the Company by Heartland Industrial Partners, L.P. and its co-investors, income at the Sintered division from 2000 through 2003 was deliberately understated by up to approximately $10 million in the aggregate. He alleges that these understatements were part of an effort to disguise previous overstatements of income by approximately $20 million in aggregate at the Sintered division during the period from 1996 through 1999, which was prior to the acquisition of the Company by Heartland and its co-investors. The Board has directed that the initial inquiry be expanded to review these allegations. If necessary, the inquiry will extend beyond the U.S. Sintered division to evaluate these or other matters, and the impact of any further expanded inquiry is difficult to predict.

     A copy of a press release dated March 29, 2004 with respect to these matters is attached to this filing as an exhibit.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification




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                                                                     Page 3 of 4


Jeffrey Pollock, General Counsel        734                  207-6200
--------------------------------    -----------         ------------------
            (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s). [X] Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? [X] Yes   / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the inquiry described in Part III above, the Company is unable at this time to provide its results of operations for the year ended December 28, 2003, or a comparison to the corresponding period of the prior fiscal year. The findings of the pending independent inquiry may affect our results of operations for both fiscal 2003 and 2002. However, it may be noted that the Company's results for fiscal 2003 as compared with 2002 are expected to be significantly different for the following principal reasons (although others may exist and the following is subject to the results of the inquiry and the ongoing audit):

     (1) In June 2002, the Company divested control of its TriMas businesses. Results for 2003 will not include any results for TriMas. Adjusting for the TriMas divestiture, the Company presently expects that 2003 net sales will be higher than 2002 net sales. While the Company expects that its 2003 results will be impacted by the 6.4% decline in North American vehicles production from the Company's three largest customers (Ford, GM and DaimlerChrysler), it expects its sales to increase due to foreign exchange gains and a benefit from the acquisition of Dana Corporation's Greensboro, NC operation in May 2003. Additionally, the Company sold its Fittings business to TriMas in April 2003.

     (2) Excluding TriMas, the Company expects that its operating profit for 2003 will be lower than for 2002 primarily as a result of a decline in its Driveline segment, particularly due to competitive pricing and volume pressures on its forging operations, restructuring charges, asset impairments at the Rome and Bedford facilities, incremental depreciation and amortization and increased steel costs. Eliminating the effect of currency movements, the Company expects improved operating profit at the Engine segment relative to 2002 due to new sales programs. Eliminating the effect of the Fittings sale and a plant closure, the Company expects a decline in operating profit at the Chassis segment relative to 2002 due to the decline in North American vehicle production.

     (3) At December 28, 2003, the Company had approximately $14 million of cash and cash equivalents and $163 million and $73 million in undrawn commitments from its revolving credit facility and accounts receivables securitization, respectively. Access to these facilities is limited, however, by covenant compliance. At March 26, 2004, the Company had approximately $55 million of cash and cash equivalents and $117 million in undrawn commitments under its revolving credit facility.


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                                                                     Page 4 of 4


          At December 28, 2003, the Company's consolidated debt plus accounts receivable securitization utilization, less cash and cash equivalents, which we refer to as "net debt", was approximately $764 million ($778 million of consolidated debt, no securitization utilization and cash and cash equivalents of $14 million). At March 26, 2004, the Company's net debt was approximately $885 million ($842 million of consolidated debt, $98 million of securitization utilization and cash and cash equivalents of $55 million). Approximately $90 million of the increase in net debt of $107 million between these dates is attributable to completion of the New Castle acquisition in January 2004. The acquisition added approximately $32 million of debt and $58 million of securitization utilization.

          The impact of issues associated with the failure to provide financial statements on our ability to draw under our revolving credit facility and accounts receivables securitization is presently uncertain until the Company obtains the appropriate waivers and depends upon the terms of those waivers.

     This  discussion  reflects the Company's  views about its  performance  and constitute "forward-looking statements." These views involve risks and uncertainties that are difficult to predict and may cause the Company's actual results to differ significantly from the results discussed in such forward-looking statements. Various factors that may affect our ability to attain the projected performance, including those detailed in the filings that we have made from time to time, as well as the results of the inquiry and the audit, as well as the Company's dependence on automotive industry and industry cyclicality; customer concentration; challenges of the Company's acquisition strategy; liquidity and capital resources; dependence on third-party suppliers and manufacturers; our industries are highly competitive; changing technology; dependence on key personnel and relationships; labor stoppages affecting OEMs; outsourcing trends; growing international sales; product liability; environmental matters; the Company's high leverage and ability to service its debt; and the impact of any defaults under its material agreements and debt instruments.

     When used above, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date hereof. Undue reliance should not be placed on these forward-looking statements. No assurance can be given that these plans, intentions or expectations will be achieved.


                              METALDYNE CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 29, 2004                  By: /s/ JEFFREY M. STAFEIL
                                            ---------------------------------
                                            Name:Jeffrey M. Stafeil
                                            Title:Chief Financial Officer


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                                                                    Exhibit 99.1


FOR IMMEDIATE RELEASE
                                                           Media Contacts:
                                                           Myra Moreland
                                                           734 207-6762

         METALDYNE ANNOUNCES DELAY IN FILING OF FORM 10-K WITH SEC DUE
                             TO INDEPENDENT INQUIRY

     Plymouth, Michigan (March 29, 2004) - Metaldyne Corporation (the "Company") today announced a delay in the filing of its annual report with the Securities and Exchange Commission. Pursuant to provisions of the Securities Exchange Act of 1934 (the "Exchange Act"), on March 29, 2004, the Company is obligated to file its Annual Report on Form 10-K containing its audited financial statements for its 2003 fiscal year ended December 28, 2003. The Company is unable to file its Form 10-K with financial statements at this time and its independent auditors, KPMG LLP, are unable to complete their audit of the Company's 2003 financial statements due to an independent inquiry into certain matters at the Company's Sintered division described below. As permitted by Rule 12b-25 promulgated pursuant to the Exchange Act, the Company intends to file a notification which will provide, among other things, that its Form 10-K filing will nonetheless be timely filed if it is filed no later than 15 calendar days after its original due date. The inquiry and the audit may not be completed within that extended time frame.

     A plant controller at the Sintered division's St. Mary's, Pennsylvania facility notified the Company's outside auditors that he was unable to reconcile certain of the plant's general ledger accounts and to find appropriate documentation for certain entries and indicated that he had concerns regarding the division controller. As a result, the Company authorized Marshall Cohen, an independent director, with the assistance of an independent counsel, Sidley Austin Brown & Wood LLP, and Deloitte & Touche's forensic accounting group, to look into allegations concerning accounting procedures and financial accounting at that plant and the rest of the Sintered division's facilities. The Company's management is fully cooperating with the inquiry. The Sintered division is a part of the Company's Engine segment and, based on previously published financial information, represents approximately 10% of the Company's net sales.

     Through the inquiry, the Company became aware of errors with respect to the recording of certain entries which it has been attempting to analyze. Recently, while the Company was performing these analyses, the Sintered division controller made the following allegations concerning actions in which he admittedly participated. He alleges that, following the November 2000 acquisition of the Company by Heartland Industrial Partners, L.P. and its co-investors, income at the Sintered division from 2000 through 2003 was deliberately understated by up to approximately $10 million in the aggregate. He alleges that these understatements were part of an effort to disguise previous overstatements of income by approximately $20 million in aggregate at the Sintered division during the period from 1996 through 1999, which was prior to the acquisition of the Company by Heartland and its co-investors. The independent director recommended and the Board has directed that the initial inquiry be expanded to review these allegations. If necessary, the inquiry will extend beyond the U.S. Sintered division to evaluate these or other matters, and the impact of any further expanded inquiry is difficult to predict.

     During the course of the inquiry, the Company has identified various errors in accounting at the St. Mary's and Ridgway, Pennsylvania and the North Vernon, Indiana facilities.

Based upon immediate attention by the Company's internal audit staff to the questions raised by the plant controller, the Company has concluded that the financial controls and procedures within its U.S. Sintered division require improvement to avoid unintentional errors and to ensure the accuracy of financial reporting. Some actions to improve controls were immediately undertaken and other actions are being implemented, including actions with respect to personnel, training and improved documentation. The Company has terminated the Sintered division's controller based upon his admitted participation in these matters. A new division controller has been hired and is expected to begin work immediately. Further actions will be taken, as appropriate, based upon the inquiry and the recommendations of the Company's advisors and auditors. In addition, to facilitate the inquiry, the corporate controller, who served as the controller of the Engine group until recently, has been placed on administrative leave.

     The Company cannot presently comment upon the timing for completion of, or the ultimate scope or outcome of, the inquiry and the audit. Until the inquiry is complete, it will be difficult to determine the scope of any potential financial restatement or prior period adjustments arising from these errors and the allegations referred to above. The Company is obligated to provide audited financial statements under a number of its debt, operating lease and other agreements within prescribed periods. The Company has initiated discussions with its senior credit facility lenders and is in the process of seeking a waiver of the audit delivery requirements under its senior credit facilities and under its receivables facility for a period of time. There can be no assurance that this, or any other required waivers, will be received on a timely basis and the failure to obtain waivers could be material and adverse.


About Metaldyne

     Metaldyne is a leading global designer and supplier of metal-based components, assemblies and modules for the automotive industry. Through its Chassis, Driveline and Engine groups, the Company supplies a wide range of products for powertrain and chassis applications for engines, transmission/transfer cases, wheel-ends and suspension systems, axles and driveline systems. Metaldyne is also a globally recognized leader in noise and vibration control products.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from anticipated results because of certain risks and uncertainties, including but not limited to general economic conditions in the markets in which the Company operates, declines in North American automobile and light truck builds, reductions in outsourcing by the Company's automotive customers, the Company's dependence on automotive industry and industry cyclicality; customer concentration; increases in the Company's raw material and energy costs, labor costs and strikes at our major direct and indirect customers and at the Company's facilities, dependence on significant automotive customers, the level of competition in the automotive supply industry and pricing pressures from the Company's customers, technological developments that could competitively disadvantage the Company, risks associated with conducting business in foreign countries, the results of the pending inquiry, dependence on key personnel and relationships, and the Company's high leverage and ability to service its debt; and the impact of any defaults under its material agreements and debt instruments.


                                      -2-
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                                                                    Exhibit 99.2







March 29, 2004



The Board of Directors and Stockholders
Metaldyne Corporation


Ladies and Gentlemen:


Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Metaldyne Corporation on or about March 29, 2004, which contains notification of the registrant's inability to file its Form 10-K by March 29, 2004. We have read the Company's statements contained in Part III therein, and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company's consolidated financial statements for the year ended December 28, 2003, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP